October 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 541-6668

Mr. Mitchell B. Kleinman, Esq.
General Counsel and Executive Vice President
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

**Re:	KBW, Inc.**
Registration Statement on Form S-1
Filed September 28, 2006
File No. 333-136509

Dear Mr. Kleinman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note that your current shareholders must approve the increase in your authorized shares. Please revise the Summary and Plan of Distribution to clarify how the offering will be conducted in the event that shareholders fail to approve the plan and the failure to approve occurs post-effectively.

Consolidated Statements of Income, page F-4

2.   We note your response to comment 16 of our letter dated September 7, 2006 and are unable to determine how your presented Consolidated Statements of Income complies with Rule 5-03 of Regulation S-X. For instance, we do not note separate presentation of costs applicable to revenues as required by Rule 5-03(b). Accordingly, we reissue our prior comment.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

(i) Investment Banking, page F-9

3.   We note your response to comment 19 of our letter dated September 7, 2006. Please quantify for us revenues related to syndicated underwriting transactions and strategic advisory services for the periods presented.

Note 10 – Restricted Stock Units, page F-17

4.   We note your response to comment 20 of our letter dated September 7, 2006. Please revise to specifically disclose that the grant date book value is equivalent to the grant date fair value of the restricted stock units.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Irving at (202) 551-3321 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Edward D. Herlihy, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street,
        New York, NY 10019